                                  EXHIBIT 12.1
                                  ------------




                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the ratio of earnings to fixed charges of the Company for the nine months ended March 31, 2004 and March 31, 2003 and for the five fiscal years ended June 30, 2003 computed by dividing net fixed charges (interest expense on all debt plus the interest element of operating leases) into earnings (income before income taxes and fixed charges). (Dollar amounts in thousands):


                                                  FOR THE NINE
                                                  MONTHS ENDED
                                                    MARCH 31                      FOR FISCAL YEAR ENDED JUNE 30,
                                              -------------------   -------------------------------------------------------
                                                 2004      2003       2003        2002        2001         2000       1999
                                              ---------  --------   --------    --------    --------     -------    -------
Net earnings............................      $(84,272)   $4,153    $(29,902)   $  7,859    $  8,085     $ 6,424    $14,088
Income tax expense......................       (50,577)    2,655     (19,118)      5,691       5,390       3,938      7,763
Interest charges........................        50,369    51,057      68,098      68,683      56,547      38,122     22,427
Amortization of debt issuance costs.....         2,010     2,113       2,706       3,600       2,514       1,734      1,012
Dividends on preferred stock............         2,179         -           -           -           -           -          -
Interest portion of rental expense......           248       237         326         350         440         534        232
                                              --------   -------    --------    --------    --------     -------    -------
Earnings available to cover fixed charges     $(80,043)  $60,215    $ 22,110    $ 86,183    $ 72,976     $50,752    $45,522
                                              ========   =======    ========    ========    ========     =======    =======
Fixed charges:
Interest charges........................        50,369    51,057      68,098       3,600    $ 56,547     $38,122    $22,427
Amortization of debt issuance costs.....         2,010     2,113       2,706         350       2,514       1,734      1,012
Dividends on preferred stock............         2,179         -           -           -           -           -          -
Interest portion of rental expense......           248       237         326                     440         534        232
                                              --------   -------    --------    --------    --------     -------    -------
Total fixed charges.....................       $54,806   $53,407     $71,130    $ 72,633    $ 59,501     $40,390   $ 23,671
                                              ========   =======    ========    ========    ========     =======    =======
Ratio of earnings to fixed charges(a)...         (1.46)x    1.13x       0.31x       1.19x       1.23x       1.26x      1.92x
                                              ========   =======    ========    ========    ========     =======    =======


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(a) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $134.8 million for the nine months ended March 31, 2004 and $49.0 million for the year ended June 30, 2003.